Dynamic Associates, Inc.
           6617 N. Scottsdale Road, Suite 103, Scottsdale, AZ 85250
                            Tel: (480)315-8600
                            Fax: (480)443-1235




October 25, 2000



THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
USA    20549


Dear Sirs:

RE:	Dynamic Associates, Inc. (the "Corporation")
        - Form 14A Proxy Statement filed June 1, 1999; SEC File No.
        000-19457


The Corporation requests the withdrawal of the above referenced Form 14A Proxy Statement pursuant to Rule 477 of the Securities Act of 1933. The Corporation requests a withdrawal of the Proxy Statement as the parties have abandoned the merger proposal described therein. The Corporation believes that the withdrawal of the Proxy Statement is in the best interests of the public and investors. The Corporation advises that none of the propositions described in the Proxy Statement have been submitted to the shareholders of the Corporation for any vote.

Yours truly,


/s/ Grace Sim

GRACE SIM
Secretary